FOR IMMEDIATE RELEASE

SAND ANNOUNCES WORKFORCE REDUCTION

Montreal, Quebec – June 6, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB), (the “Corporation”) today announced that it has reduced its workforce eliminating 18 positions in Canada, the United Kingdom, the U.S. and Germany in an effort to contain costs.

“This initiative allows us to further preserve capital while maintaining a core team to support our ongoing business, as we continue to progress in our strategic review process,” said Thomas M. O’Donnell, Chief Executive Officer of SAND Technology Inc. “The strategic review remains our top priority.”

The Corporation also announced that its current Chief Financial Officer left the Corporation effective June 4, 2012.

As previously announced, the Corporation’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders. There can be no assurance, however, that the strategic review will result in any specific transaction.

About SAND Technology

SAND is the world's most advanced analytic database for customer data, managing massive amounts of big data, driving unparalleled performance, and deploying actionable insight to tens of thousands of users across the enterprise. With industry-leading software solutions for CRM and Loyalty analytics, SAND delivers best-of-breed analytic performance to over 600 customers. SAND Technology has offices in the United States, Canada, UK, Germany and Australia and can be reached online at www.sand.com.